

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 26, 2006

Ms. Makhsuda Sunnatova
Chief Financial Officer
Caspian Services, Inc.
2319 Foothill Boulevard, Suite 250
Salt Lake City, UT 84109

 Re: **Caspian Services, Inc.**
 Form 10-KSB for the Fiscal Year Ended September 30, 2005
 Filed January 12, 2006
 File No. 000-33215

Dear Ms. Sunnatova:

We have reviewed your Form 10-KSB for the Fiscal Year Ended September 30, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Front Cover

1.   We note that the aggregate market value of your voting stock held as of
        December 1, 2005, by non-affiliates based on the price at which shares sold on
        that date was approximately $84 million. Please advise us how you are eligible to
        be included in the small business disclosure system. Refer to Item 10 of
        Regulation S-B for additional guidance.

Controls and Procedures, page 32

2.   It appears to us that you designed your disclosure controls and procedures to
        provide reasonable assurance that the controls and procedures will meet their
        objectives. Please confirm to us that our understanding is correct. If it is, revise
        your conclusion to state that your disclosure controls and procedures are effective
        at the reasonable assurance level. If our understanding is not correct, then remove
        the third paragraph under Item 8A. Refer to Section II.F.4 of Management's
        Reports on Internal Control Over Financial Reporting and Certification of
        Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
        available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for
        additional guidance.

3.   Revise the second paragraph under Item 8A. to disclose whether there have been
        any changes in your internal control over financial reporting that occurred during
        your last fiscal quarter that have materially affected, or are reasonably likely to
        materially affect, your internal control over financial reporting. Please refer to
        Section II.F.3 of Management's Reports on Internal Control Over Financial
        Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
        Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

Ms. Makhsuda Sunnatova
Caspian Services, Inc.
September 26, 2006
Page 3

Consolidated Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

4.   We note that you recognize certain service revenues on a percentage of
        completion basis. Please provide us with a thorough analysis of why you believe
        this method is appropriate for your long-term contracts, as we believe SOP 81-1
        should not be applied to contracts that are outside its scope. Revenue should be
        recognized as the services are performed and should not result in using costs
        incurred as basis for recognizing revenue. We would generally expect that
        service contract revenue recognition be based on an output measure of
        performance. In your response, please identify all the types of services for which
        you use the percentage of completion method of revenue recognition, the typical
        contract term, the type of fee arrangements (e.g., fixed or variable), and provide
        us the dollar amount of revenue recognized under this method for your fiscal
        periods presented. Refer to Section II.F.2 of our Current Accounting Disclosure
        Issues in the Office of Corporation Finance, which may be found at
        http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief